FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO - CBD
Corporate Taxpayers’ ID (CNPJ/MF): 47.508.411/0001 -56
Publicly-held Company

MATERIAL FACT

Companhia Brasileira de Distribuição (“CBD”), pursuant to the Brazilian Securities and Exchange Commission (“CVM”) Instructions 10/80, 268/97 and 358/02, hereby informs its shareholders and the market in general that a Board of Directors’ meeting held on the present date authorized the Company’s repurchase of its own preferred shares, including those traded as American Depositary Receipts – ADR’s, as follows:

SHARE BUYBACK PROGRAM

Objective: To repurchase the Company’s preferred shares to be kept in treasury for subsequent sale and/or cancellation, with no capital decrease.

Total free float: On January 16, 2009, the free float comprised 100,379,545 shares, 60,520 of which common and 100,319,025 preferred.

Number of shares to be acquired: The Company may acquire up to 3,000,000 (three million) preferred shares, representing approximately 2.9904% of the total preferred share free float, bearing in mind the minimum preferred free float limit of 10%.

Acquisition Deadline: 90 days counted from January 19, 2009.

Brokerage Houses:

1 - Morgan Stanley Dean Witter CTVM S.A.
Av. Brigadeiro Faria Lima, 3600, 6º andar
Itaim Bibi
04538-132 -São Paulo - SP
Corporate Taxpayers’ ID (CNPJ/MF): 04.323.351/0001 -94

2 - Merrill Lynch S/A Corretora de Títulos e Valores Mobiliários
Av. Brigadeiro Faria Lima, 3.400 - Conjunto 161, Parte A
São Paulo - SP
Corporate Taxpayers’ ID (CNPJ/MF): 02.670.590/0001 -95

3 - UBS Pactual CTVM S/A
Av. Brigadeiro Faria Lima, 3729 - 10º andar
Itaim Bibi
04538-133 - Sao Paulo - SP
Corporate Taxpayers’ ID (CNPJ/MF): 43.815.158/0001 -22

4 - Itaú Corretora de Valores S/A
Av. Engenheiro Armando de Arruda Pereira, 707
15º andar - Torre Eudoro Villela
04309-010 - São Paulo
Corporate Taxpayers’ ID (CNPJ/MF): 61.194.353/0001 -64

5 - Ágora Senior CTVM S/A
Praia de Botafogo, 300 – 6º - Botafogo
22250-040 - Rio de Janeiro -RJ
R. Leopoldo Couto Magalhães Jr., 758 - 1º andar, Itaim
04542-000 - São Paulo - SP
Corporate Taxpayers’ ID (CNPJ/MF): 74.014.747/0001 -35

The Executive Board is authorized to practice all acts necessary for the implementation of the Share Buyback Program, being responsible for determining the most opportune time for the transactions and the number of shares to be acquired, pursuant to the limits foreseen in the Board of Directors’ resolution and CVM Instructions 10/80 and 268/97.

São Paulo, January 16, 2009

Daniela Sabbag
Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 16, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.